                                                REGISTRATION NO. 33-____________
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              --------------------

                        AVALON COMMUNITY SERVICES, INC.
             (Exact Name of Registrant as Specified in its Charter)

                              --------------------

        NEVADA                          8999                     13-3592263
(State of Incorporation      (Primary Standard Industrial     (I.R.S. Employer
   or Organization)            Classification Code No.)      Identification No.)

                              13401 RAILWAY DRIVE
                         OKLAHOMA CITY, OKLAHOMA 73114
                                 (405) 752-8802
               (Address, including zip code and telephone number,
        including area code, of Registrant's principal executive office)

       DONALD E. SMITH                                  WITH COPIES TO:
   Chief Executive Officer                          MARK A. ROBERTSON, ESQ.
AVALON COMMUNITY SERVICES, INC.                       ROBERTSON & WILLIAMS
     13401 RAILWAY DRIVE                        3033 N.W. 63RD STREET, SUITE 160
 OKLAHOMA CITY, OKLAHOMA 73114                       OKLAHOMA CITY, OK 73116
       (405) 752-8802                                    (405) 848-1944
(Name, address, including zip code
 and telephone number, including
 area code, of agent for service)

                              --------------------

Approximate date of commencement of proposed sale to the public: As soon as possible after the Effective Date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the follow box. [x]

If the registrant elects to deliver its last annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, Check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                             PROPOSED          PROPOSED
                                                              MAXIMUM          MAXIMUM
         TITLE OF EACH CLASS OF            AMOUNT TO       OFFERING PRICE     AGGREGATE        AMOUNT OF
      SECURITIES TO BE REGISTERED         BE REGISTERED      PER SHARE      OFFERING PRICE  REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock                                  75,000           $5.12            $384,000              132.41
------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrants Series C      165,000           $0.01              $1,650                0.57
------------------------------------------------------------------------------------------------------------
Common Stock on Exercise of Warrants         165,000           $3.50            $577,500              199.14
------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrants Series D      275,000           $0.01              $2,750                0.95
------------------------------------------------------------------------------------------------------------
Common Stock on Exercise of Warrants         275,000           $5.12         $1,408,000               485.52
------------------------------------------------------------------------------------------------------------
Registration Fee  . . . . . . . . . . .                                                              $818.59
============================================================================================================


================================================================================

                        AVALON COMMUNITY SERVICES, INC.

                             CROSS REFERENCE SHEET
                        SHOWING LOCATION IN PROSPECTUS,
                  FILED AS PART OF REGISTRATION STATEMENT, OF
                        INFORMATION REQUIRED BY FORM S-2

ITEM NUMBER
IN FORM S-2                  ITEM CAPTION IN FORM S-2                       LOCATION IN PROSPECTUS
-----------                  ------------------------                       ----------------------
   1.        Forepart of Registration Statement and Outside
                Front Cover Page of Prospectus  . . . . . . . . . . .       Front Cover Page

   2.        Inside Front and Outside Back
                Cover Pages of Prospectus . . . . . . . . . . . . . .       Back Cover Page

   3.        Summary Information, Risk Factors
                and Ratio of Earnings to Fixed Charges  . . . . . . .       Summary of Prospectus; Risk
                                                                              Factors

   4.        Use of Proceeds  . . . . . . . . . . . . . . . . . . . .       Use of Proceeds

   5.        Determination of Offering Price  . . . . . . . . . . . .       Front Cover Page

   6.        Dilution . . . .   . . . . . . . . . . . . . . . . . . .       Not Applicable

   7.        Selling Security Holders   . . . . . . . . . . . . . . .       Selling Security Holders

   8.        Plan of Distribution   . . . . . . . . . . . . . . . . .       Front Cover Page; Plan of
                                                                              Distribution

   9.        Description of the Securities to be Registered   . . . .       Summary of Prospectus;
                                                                              Description of Securities

  10.        Interest of Named Experts and Counsel  . . . . . . . . .       Not Applicable

  11.        Information with Respect to the Registrant   . . . . . .       Incorporation of Certain Documents by
                                                                            Reference

  12.        Incorporation of Certain Information
                by Reference  . . . . . . . . . . . . . . . . . . . .       Incorporation of Certain Documents by
                                                                            Reference

  13.        Disclosure of Commission Position on Indemni-
                fication for Securities Act Liabilities . . . . . . .       Part II of Registration Statement

  14.        Other Expenses of Issuance and
                Distribution  . . . . . . . . . . . . . . . . . . . .       Part II of Registration Statement

  15.        Indemnification of Directors and Officers  . . . . . . .       Part II of Registration Statement

  16.        Exhibits   . . . . . . . . . . . . . . . . . . . . . . .       Exhibits to Registration Statement

  17.        Undertakings   . . . . . . . . . . . . . . . . . . . . .       Part II of Registration Statement

  18.        Financial Statements and Schedules   . . . . . . . . . .       Incorporation of Certain Documents by
                                                                            Reference

PROSPECTUS



                        AVALON COMMUNITY SERVICES, INC.
                         515,000 SHARES OF COMMON STOCK
               440,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

         All of the 440,000 Redeemable Common Stock Purchase Warrants (the "Warrants") of Avalon Community Services, Inc. (the "Company") offered hereby and 75,000 shares of Common Stock (the "Common Stock") are being sold by certain security holders of the Company. 440,000 shares of Common Stock offered hereby are issuable by the Company upon the exercise of the Warrants. Unless the context otherwise requires, the holders of the Warrants who are selling securities hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock or the Warrants by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

         The Company's Common Stock is listed on the NASDAQ SmallCap Market System under the symbol "CITY." The average of the bid and asked price for the Common Stock, as reported on the NASDAQ SmallCap Market System, was $4.50 per share on September 27, 1996. There is no established trading market for the Warrants.

         INVESTMENT IN THE SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" FOR INFORMATION THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                              Underwriting      Proceeds to
                                              Price to       Discounts and        Selling        Proceeds to
                                               Public         Commissions      Shareholders      Company(1)
------------------------------------------------------------------------------------------------------------
Offering by Selling Shareholders(2)
  Per Share . . . . . . . . . . . . . . .     See Text          See Text         See Text         See Text
  Per Warrant . . . . . . . . . . . . . .     Note (2)          Note (2)         Note (2)         Note (2)
------------------------------------------------------------------------------------------------------------
Offering by Company:
  Offering Price per Share of
  Common Stock Underlying                       3.50                                                3.50
  Warrants(3) . . . . . . . . . . . . . .       5.12              $-0-             $-0-             5.12
                                             ---------------------------------------------------------------
    Total . . . . . . . . . . . . . . . .    $1,985,500           $-0-             $-0-          $1,985,500
============================================================================================================

(1) Assuming exercise of Warrants and before deducting expenses payable by the Company and Selling Shareholders, which are estimated at $10,000.
(2) The Selling Shareholders have advised the Company that they propose to offer for sale and to sell the Common Stock and Warrants from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, or otherwise, at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. If the Common Stock or Warrants are sold through brokers, the Selling Shareholders will pay brokerage commissions and other charges (which compensation as to a particular broker-dealer might be in excess of customary commissions). Except for the payment of such brokerage commissions and charges, their share of the offering expenses and the legal fees, if any, of the Selling Shareholders, the Company will bear the balance of all expenses in connection with registering the securities offered hereby. Such expenses are estimated to total approximately $10,000. See "Plan of Distribution."
(3) C Warrants are exercisable at $3.50 per share and D Warrants at $5.12 per share.

         This Prospectus also relates to such additional securities as may be issued to the Selling Shareholders because of future stock dividends, stock distributions, stock splits or similar capital readjustments.

              The date of this Prospectus is September ___, 1996.

                             AVAILABLE INFORMATION

         The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-2 under the Securities Act of 1933, as amended with respect to the securities offered hereby. This Prospectus, filed as a part of the Registration Statement, does not contain information set forth in or annexed as exhibits to the Registration Statement, and reference is made to such exhibits to the Registration Statement for the complete text thereof. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as part thereof, which may be inspected at the office of the Commission without charge, or copies thereof may be obtained therefrom upon payment of a fee prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

         (A) Annual Report filed on Form 10-KSBA for the fiscal year ended December 31, 1995 (File No. 0-20307);

         (B) Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1996 and June 30, 1996; and

         (C) Information Statement for Annual Meeting of Stockholders held May 29, 1996; and

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Warrants and shares of Common Stock hereunder shall be deemed incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus modifies or supersedes such statement.

         This Prospectus is accompanied by a copy of the Company's last Form 10-KSB. The Company undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information which have been or may be incorporated in this Prospectus by reference but not delivered herewith, except for certain exhibits to such documents. Requests for such information should be directed to Treasurer, Avalon Community Services, Inc. 13401 Railway Drive, Oklahoma City, Oklahoma 73114, telephone number (405) 752-8802.

                               PROSPECTUS SUMMARY

         The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the detailed information and Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus or incorporated by reference. Each prospective investor is urged to read this Prospectus in its entirety.

                                  THE COMPANY

         Avalon Community Services, Inc. (the "Company") operates (through its wholly owned subsidiaries) private correction services, substance abuse treatment services, residential care services, outpatient mental health services, and assisted living centers. These services include the following:
(a) private correctional services through the operation of a 250-bed minimum security facility in Oklahoma City, Oklahoma, a 255-bed minimum security facility in Tulsa, Oklahoma and a 144-bed medium security facility in El Paso, Texas; (b) substance abuse treatment services for inmates in Nebraska; (c) residential care services through three facilities in Oklahoma; (d) the management of four outpatient mental health clinics in Oklahoma; and (e) the operations of two assisted living centers, one in Oklahoma City, Oklahoma and one in Fort Collins, Colorado. See "THE COMPANY."

                                  THE OFFERING

Securities Offered by
  Company . . . . . . . . . . . .      Up to 440,000 shares of Common Stock
                                       upon the exercise of all the Warrants
                                       being registered hereby.

Securities Offered by Selling
  Securities Holders  . . . . . .      75,000 shares of Common Stock and
                                       165,000 Class C Warrants and 275,000
                                       Class D Warrants, plus any shares of
                                       Common Stock issued pursuant to the
                                       exercise of the Warrants by any persons
                                       who acquired the Warrants in the
                                       original issuance of such Warrants.

Terms of Warrants . . . . . . . .      Each Class C Warrant will entitle the
                                       holder to purchase one share of Common
                                       Stock at a price of $3.50 per share,
                                       subject to certain adjustments.  Each
                                       Class D Warrant will entitle the holder
                                       to purchase one share of Common Stock at a price of $5.12 per share, subject to certain adjustments. The C Warrants are exercisable at any time until their expiration in December, 1999 and the D
                                       Warrants until their expiration in
                                       August, 2001.  The Warrants are subject
                                       to redemption by the Company at a price
                                       of $0.01 per Warrant upon the
                                       satisfaction of certain conditions.  See
                                       "DESCRIPTION OF SECURITIES -- Warrants."

Common Stock Outstanding
  prior to this Offering  . . . .      2,952,135 Shares

Common Stock Outstanding
  after this Offering . . . . . .      4,390,235 Shares if all outstanding
                                       warrants are exercised.

Use of Proceeds   . . . . . . . .      The proceeds of this offering may be
                                       used by the Company to fund new projects, expand existing operations, retire existing indebtedness, for working capital and general corporate purposes.
                                       See "USE OF PROCEEDS."

Risk Factors  . . . . . . . . . .      An investment in the Company involves
                                       certain risks, including operational
                                       risks associated with the various
                                       businesses owned by the Company,
                                       dependence on key individuals,
                                       competition, the risk of illiquidity and other risks as more fully set forth under "RISK FACTORS."

NASDAQ Symbol . . . . . . . . . .      "CITY" on the NASDAQ SmallCap Market
                                       System.


                             SUMMARY FINANCIAL DATA

                                               Year Ended December 31,           Six Months Ended June 30,
                                        ------------------------------------     -------------------------
                                           1993         1994         1995          1995           1996
                                        ----------   ----------   ----------     ----------    -----------
STATEMENT OF OPERATIONS DATA:

Revenues From Continuing
  Operations  . . . . . . . . . . .     $2,254,490   $2,536,136   $3,056,032     $1,410,224    $1,629,137
Income (Loss) From
  Continuing Operations . . . . . .         60,905       66,893      (31,942)        51,498      (114,336)
Income (Loss) From Continuing
  Operations Per Common Share . . .           0.04         0.03        (0.01)          0.02         (0.04)
Income (Loss) From
  Discontinued Operations . . . . .             -       (59,539)     (52,898)       (57,598)           -
Income (Loss) From Discontinued
  Operations Per Common Share . . .             -         (0.03)       (0.02)         (0.02)           -


                                               Year Ended December 31,           Six Months Ended June 30,
                                        ------------------------------------     -------------------------
                                           1993         1994         1995          1995           1996
                                        ----------   ----------   ----------     ----------    -----------
BALANCE SHEET DATA:

Total Assets  . . . . . . . . . . .     $3,222,581    $4,725,616  $6,450,199     $6,093,337    $7,698,428
Long-Term Debt,
  less Current Maturities . . . . .      1,085,907     1,512,797   3,449,275      3,071,878     2,759,659
Stockholder's Equity  . . . . . . .      1,086,604     2,425,666   2,340,826      2,419,220     3,405,927

                                  RISK FACTORS

         An investment in the Company is speculative and involves a high degree of risk. Prior to making an investment, prospective investors should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering.

         LIMITED CUSTOMER BASE; NO COMMITMENT FOR MINIMUM NUMBER OF INMATE REFERRALS; UNCERTAINTY OF FUTURE CONTRACTS. Approximately 68% percent of the Company's business is derived from contracts with the Oklahoma Department of Corrections ("ODOC") relating to the Company's private correctional facilities in Oklahoma City ("Carver Center") and Tulsa ("Avalon Correctional Center"). The Company's contracts with the ODOC do not specify a commitment by ODOC to send a minimum number of inmates to the Company's private correctional facilities. There is no guarantee that government funds will continue to be available for the housing of inmates in halfway houses such as Carver Center and Avalon Correctional Center, or that the State of Oklahoma will not find an alternate means of alleviating prison overcrowding without the use of outside contractors such as the Company. Further, there is a financial risk to the Company that the expansion of the Carver Center and Avalon Correctional Center will not generate additional numbers of inmates and revenues to justify such expansion. The Company's private correctional operations are dependent upon the continuation of its existing contractual relationships with the State of Oklahoma, as to which no guarantees can be given. The Company's contracts have typically been one year renewable contracts. Further, there is no guarantee that the ODOC will contract for any particular number of beds during the term of any contract. The Company would have no recourse in the event that funding for the types of services rendered to inmates at Carver Center and Avalon Correctional Center were to be decreased or even discontinued by the State of Oklahoma, which would result in termination of the Company's existing contracts.

         SIGNIFICANT GOVERNMENT REGULATION: OVERSIGHT, AUDITS AND INVESTIGATIONS. The Company's business is highly regulated by a variety of governmental authorities such as the ODOC, the Oklahoma Department of Mental Health and Substance Abuse Services, the Oklahoma Health Department, West Texas Community Supervision and Corrections Department and various municipal zoning authorities, with oversight occurring continuously. Failure by the Company to comply with contract terms or applicable regulations could expose it to substantial penalties. In addition, changes in existing regulations could require the Company to modify substantially the manner in which it conducts business and, therefore, could have a material adverse effect on the Company.

         Additionally, the Company's contracts give the contracting agency the right to conduct audits of the facilities and operations managed by the Company for the agency, and such audits occur routinely. An audit involves a governmental agency's review of the Company's compliance with the prescribed policies and procedures established with respect to the facility. Further, the Company may be subject to investigations as a result of an audit, an inmate's complaint or other causes.

         LACK OF ACCEPTANCE OF PRIVATIZED CORRECTIONAL AND DETENTION FACILITIES. Management of correctional and detention facilities by private entities has not achieved complete acceptance by either governments or the public. Some sectors of the Federal government and some state governments are legally unable to delegate their traditional management responsibilities for correctional and detention facilities to private companies. The operation of correctional and detention facilities by private entities is a relatively new concept and is not widely understood by the public and has encountered resistance from certain groups, such as labor unions, local sheriffs departments, and groups that believe that correctional and detention facility operations should only be conducted by governmental agencies. Moreover, changes in dominant political parties in any of the markets in which the Company operates could result in significant changes to previously established views of privatization in such market.

         REQUIREMENTS OF ACCREDITATION; INSPECTION AND RISK OF LOSS OF ACCREDITATION. In order to maintain its existing contracts with agencies of the State of Oklahoma, the Company must remain accredited by the American Correctional Association (the "ACA"), a not-for-profit organization which has developed uniformity and industry standards for inmate care and operations of correctional facilities and agencies. Accreditation involves a very extensive audit and compliance procedure, and is generally granted for a three-year period. Carver Center has been accredited since 1990 and the current three-year accreditation expires in 1999. Avalon Correction Center received its accreditation in 1996. Management is not aware of any facts or circumstances which might impair or jeopardize accreditation or reaccreditation. In addition to the ACA accreditation, the Company must undergo periodic inspections of its premises by agencies of the State of Oklahoma, as well as annual inspections by the City and State Fire Marshal's Office.

         WORKING CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING. The Company may require additional capital to finance its operations and continued growth. There can be no assurance that the Company will be able to obtain such working capital or financing if and when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to the Company.

         BROAD DISCRETION AS TO USE OF PROCEEDS. Due to the contingent nature of the exercise of the Warrants, it is impossible to determine at this time what specific projects or uses would be made of the funds. The net proceeds may be used to fund new projects, expand existing operations, retire indebtedness or for working capital and other general corporate purposes. Management will have broad discretion with respect to the expenditure of such funds. See "USE OF PROCEEDS."

         POTENTIAL LEGAL LIABILITY. The Company's management of correctional and residential care facilities exposes it to potential third-party claims or litigation by prisoners, residents or other persons for personal injury or other damage resulting from contact with Company-managed facilities, programs, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a Company-managed facility. The Company participates in an insurance program that provides coverage for certain liability risks faced by the Company, including accident and personal injury and bodily injury or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover all potential third-party claims.

         ADVERSE PUBLICITY. Both the Company's correctional business and its residential care business are subject to public scrutiny. Any disturbances at a Company-managed facility or another privately-managed facility may result in publicity adverse to the Company and the industry in which it operates, which could materially adversely affect the Company's business.

         NON-ARM'S LENGTH TRANSACTIONS.   The Company and its subsidiaries have
engaged in transactions with its Chief Executive Officer and principal stockholder which may be considered as not having occurred at arm's length.
The terms of such transactions may not have been as favorable as the Company might have received from unrelated third parties on an arms-length basis. No guarantee can be given, however, that the Company will not engage in any non-arm's length transactions with its officers and directors in the future.

         CONFLICTS OF INTEREST. The Company's Chief Executive Officer and principal stockholder is involved in other ventures and activities and he will spend a portion of his time performing services for such activities. Conflicts of interest may arise in the allocation of resources and time between the Company and such activities and ventures.

         DEPENDENCE ON KEY PERSONNEL; NO KEY MAN INSURANCE.   The Company is
heavily dependent upon its officers and directors for its continued operation, and in particular on its Chief Executive Officer, Donald E. Smith. The loss of Mr. Smith's services could have a serious impact on the operation of the Company's business. While the Company currently pays the premiums on a policy of life insurance pertaining to Mr. Smith, the beneficiary of the policy is a banking institution which is a lender to the Company. The Company has no present intention to purchase a policy of key- man life insurance pertaining to Mr. Smith.

         EMPLOYMENT CONTRACTS.   The Company has entered into a written
employment agreement with only one of its executive officers, its Chief Executive Officer, Donald E. Smith. Mr. Smith's contract is for a five-year term and commenced in June, 1992, providing for first-year salary of $60,000 and subsequent-year salaries to be determined by the Board of Directors of the Company. The agreement also contains provisions for severance pay and disability payments, as well as a non-compete agreement preventing him from engaging in a business deemed similar to that of the Company for a period of one year from the cessation of his employment. The Company's other officers and directors are employed by the Company pursuant to verbal agreements.

         COMPETITION. A number of other corporations operate both private correctional facilities and residential care facilities in the same geographic region as the Company, and still others compete directly with the Company for contracts with state agencies. While the Company believes that it has certain advantages in competing for State contracts, some of the companies eligible to compete may have longer operating histories and greater financial resources available to them. Since the award of State contracts is pursuant to competitive bidding, it is possible that the greater financial resources of the companies eligible to compete might enable them to underbid the Company for such contracts.

         LOSS OF RESIDENTIAL CARE CONTRACTS. Effective July 1, 1995 certain Oklahoma state contracts for the Company to provide residential care services in its residential care facilities were not renewed. While Management of the Company believes the contracts will be reinstated, the loss of these contracts has a negative impact on the Company's revenues and cash flow. The loss of revenues from these contracts would not be significant, amounting to approximately 3% of the Company's revenues for 1995. See "SELECTED FINANCIAL DATA," "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION."

         CONTINUED CONTROL BY DONALD E. SMITH.   The Company's Chief Executive
Officer, Donald E. Smith, controls the Company through his ownership of 1,053,500 shares of Common Stock which is approximately 42% of all Common Stock presently outstanding. As a result of his ownership of Class B Common Stock as discussed under "DESCRIPTION OF SECURITIES -- Class B Common Stock," Mr. Smith will be able to vote an additional 1,210,000 shares which increases his current voting percentage to approximately 61% before any Warrants are exercised, and approximately 42% of the voting rights after the exercise of all Warrants. Additional shares of Class B common stock may be issued to Mr. Smith upon his guarantee of Company obligations which would further increase his voting percentage. As of the date of this Prospectus, Mr. Smith is entitled to an additional 2,220,000 shares of Class B Common Stock which can be issued immediately for guaranteed debt. See "DESCRIPTION OF SECURITIES -- Warrants."

         CORPORATE ACTION POSSIBLE WITHOUT STOCKHOLDER VOTE. Pursuant to Nevada corporate statutes, the holders of a majority of the Company's Common Stock may authorize or take corporate action without notice to or the consent of the stockholders. The Company's stockholders may not have the opportunity to approve or consent to the Company's involvement in an acquisition or other transaction, or to the terms of such transaction. A shareholder vote may not be made available, and in any event, such a shareholder vote would be controlled by Management.

         LARGE AMOUNT OF AUTHORIZED BUT UNISSUED SHARES. It is also possible that the Company could issue additional shares of its common stock in the future to finance the acquisition of businesses or properties. The Company's Articles of Incorporation authorize the issuance of 24,000,000 shares of common stock (both Common Stock and Class B Common Stock) and 1,000,000 of preferred stock, of which 2,952,135 were issued and outstanding on the date of the Prospectus (excluding Class B Common Stock). Additional shares might be issued without shareholder approval which could have a dilutive effect on the current shareholders. On the date of the Prospectus there were no commitments or understandings of any kind pertaining to the Company's acquisition of businesses or properties, or the issuance of additional shares other than as disclosed in the Prospectus. See "DESCRIPTION OF SECURITIES."

         NO DIVIDENDS.   The Company has never paid cash dividends on its
Common Stock and has no plans to pay cash dividends in the foreseeable future. The policy of the Company's Board of Directors is to retain all available earnings for use in the operation and expansion of the Company's business. Therefore, this investment is not appropriate for investors seeking income. See "DIVIDEND POLICY."

         NON-REGISTRATION IN CERTAIN JURISDICTIONS OF SHARES UNDERLYING THE
WARRANTS.   The Warrants registered in this Offering are not exercisable unless, at the time of exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. Although the Company will use its best efforts to have all the shares of Common Stock issuable upon the exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there is no assurance that it will be able to do so. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares and Warrants could be qualified for sale in jurisdictions in which such purchasers reside, or an exemption from such qualification exists in such jurisdictions, and Warrant holders would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "DESCRIPTION OF SECURITIES -- Warrants."

         SHARES ELIGIBLE FOR FUTURE SALE. A substantial portion (1,132,830 shares) of the Company's currently issued and outstanding shares of common stock are "restricted" securities. Restricted securities may be sold only upon compliance with Rule 144 adopted under the Securities Act of 1933 as amended, or pursuant to a registration statement filed under the Act. Generally speaking, Rule 144 provides that a person must hold restricted securities for a period of two years, and may then sell those securities in unsolicited brokerage transactions or in transactions with a market maker. The holder may sell an amount equal to one percent of the Company's outstanding common stock every three months or the average weekly reported volume of trading during the four calendar weeks preceding the filing of a Notice of Proposed Sale, whichever is greater. To comply with Rule 144, an issuer must make available adequate current public information with respect to the issuer. Under certain circumstances, the sale of shares by a person who has satisfied a three year holding period is permitted without any quantity limitation and whether or not there is adequate public information available. Any such sales will likely have a depressive effect on the market price of the Company's Common Stock.

         DETERMINATION OF EXERCISE PRICE OF WARRANTS. The exercise price of the Class C Warrants was determined as part of the structuring of the 1994 private placement through negotiations between the Company and its placement agent, Westminster Securities Corporation ("Westminster"). Accordingly, the exercise prices do not necessarily bear any relationship to the assets, operating performance, or other criteria of value applicable to the Company.

         REDEMPTION OF WARRANTS.   Class C Warrants are subject to redemption
at $0.01 per Warrant on 30 days written notice if a registration statement covering said Warrants is in effect and if the bid price of the Common Stock, for a period of 30 consecutive trading days prior to the notice of redemption, equals or exceeds $5.00 per share, and if a Registration Statement of the Company covering the Class C Warrants and the shares of Common Stock issuable upon the exercise of the Warrants is current at all times during the 30-day notice period and for the 30 days immediately preceding the notice period. In the event the Company exercises the right to redeem the Class C Warrants, such Warrants would be exercisable until the close of business on the date fixed for redemption in such notice. If any Warrant called for redemption is not exercised by such date, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "DESCRIPTION OF SECURITIES -- Warrants."

         EFFECT OF WARRANTS.   The holders of the Company's outstanding
Warrants have the opportunity to profit from a rise in the market value of the Common Stock of the Company, if any, at the expense of the holders of Common Stock. A Warrant holder may be expected to exercise Warrants at a time when the Company, in all likelihood, would be able to obtain equity capital, if it so desired, by a public sale of new Common Stock on terms more favorable than those provided in the Warrants. Exercise of the Warrants could dilute the equity interest of other stockholders in the Company. See "DESCRIPTION OF SECURITIES -- Warrants."

         ILLIQUIDITY. Although the Company's Common Stock is publicly traded, the trading is very thin and may not be an indication of the value of the Common Stock. There is presently no established trading market for the Warrants. While there are several securities broker-dealers making a market in the Company's Common Stock, there is no assurance that a public market for the Company's securities will continue to be made.

         LOSSES. The Company incurred a net loss of $84,800 for the year ended December 31, 1995 of which $31,900 was from continuing operations and $52,900 from discontinued operations. The new correctional facility in Tulsa, Oklahoma had a start-up loss in 1995 of $101,000. The Company has also incurred losses in the first two quarters of 1996. See "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION -- Results of Operations."

         LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS; INDEMNIFICATION. The Company's Articles of Incorporation empower the Company to indemnify the officers and directors against judgments, fines, and other amounts and costs resulting from actions or proceedings in which they may be involved by reason of their having held such positions, to the fullest extent permitted pursuant to the laws of the State of Nevada. The Articles of Incorporation also limit the personal liability of the Company's directors to the fullest extent permitted by the Nevada Revised Statutes. The Nevada Revised Statutes contain provisions entitling directors and officers to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as a result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company; provided said officers or directors acted in good faith. The Company's By-Laws state that such indemnification may not be provided in relation to matters as to which the person seeking indemnification is adjudged to be liable for negligence or misconduct in the performance of duty. The Company's policy, therefore, is that no indemnification will be provided for bad faith actions and/or breaches of management's fiduciary duties, including in connection with shareholder derivative suits.


                                  THE COMPANY

         Avalon Community Services, Inc. (the "Company") provides various services that have historically been provided by governmental agencies. Avalon Enterprises, Inc. ("Avalon") was incorporated in Nevada in September, 1990. On June 15, 1992, Avalon acquired Southern Correction Systems, Inc. ("SCS"). SCS, which was incorporated in 1990, was engaged in the business of providing private correctional services. In June, 1992, Avalon's name was changed to Avalon Community Services, Inc. The Company acquired two affiliated companies, Elk City Properties, Inc. ("ECP") and Central Oklahoma Properties Corp. ("COP"), effective December 31, 1993. ECP is engaged in the business of providing residential care services and COP owns and leases certain related real estate.

         Avalon Community Services, Inc. (the "Company") operates (through its wholly owned subsidiaries) private correction services, substance abuse treatment services, residential care services, outpatient mental health services, and assisted living centers. These services include the following:
(a) private correctional services through the operation of a 250-bed minimum security facility in Oklahoma City, Oklahoma, a 255-bed minimum security facility in Tulsa, Oklahoma and a 144-bed medium security facility in El Paso, Texas; (b) substance abuse treatment services for inmates in Nebraska; (c) residential care services through three facilities in Oklahoma; (d) the management of four outpatient mental health clinics in Oklahoma; and (e) the operations of two assisted living centers, one in Oklahoma City, Oklahoma and one in Fort Collins, Colorado.

         The Company's executive office is located at 13401 Railway Drive, Oklahoma City, Oklahoma 73114. The Company's telephone number is (405) 752-8802.


                                USE OF PROCEEDS

         Assuming all Warrants are exercised, the Company would receive net proceeds of approximately $1,985,500 before paying approximately $10,000 in legal fees, accounting fees, printing and selling expenses and other offering costs. Receipt of proceeds by the Company is contingent on the exercise of the Warrants which in turn is contingent on the market price of the Company's Common Stock. Therefore, it is impossible at this time to determine specific project's expenditures or use of funds. The net proceeds may be used by the Company to fund new projects in the correctional, residential care, assisted living or in other areas of privatization of traditional government services, expand existing operations, retire existing indebtedness, or for working capital and general corporate purposes.

         The Company will not receive any of the proceeds from the sale of the Common Stock or Warrants by the Selling Shareholders.


                                DIVIDEND POLICY

         The Company has paid no dividends as of the date of this Prospectus nor does it intend to pay dividends on its Common Stock in the foreseeable future. See "DESCRIPTION OF SECURITIES." The Company currently intends to retain future earnings to fund development and growth of its business. In the future, any payment of dividends on Common Stock will be dependent upon the financial condition, capital requirements and earnings of the Company and any other factors the Board of Directors may deem relevant. Therefore, this investment is not appropriate for investors seeking income.


                          PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is listed for trading on the NASDAQ SmallCap Market System under the trading symbol "CITY". The following table reflects the range of high and low bid prices, as reported by the NASDAQ, for each quarterly period during 1994 and 1995 and the two quarters of 1996. The prices represent inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

         Quarterly Period Ended            High            Low
         -------------------------------------------------------
         March 31, 1994                    2 1/4           1
         June 30, 1994                     2 1/8             3/4
         September 30, 1994                3 1/8           1 5/8
         December 31, 1994                 3 1/8           2
         March 31, 1995                    2 1/8           1
         June 30, 1995                     2 11/16         1
         September 30, 1995                3 1/8           1
         December 31, 1995                 3 3/8           2 1/4
         March 31, 1996                    2 1/2           2
         June 30, 1996                     7 5/8           2 1/2

         The average of the bid and asked prices for the Common Stock, as reported on the NASDAQ SmallCap Market System was $4.50 per share on September 27, 1996. The Company had approximately 476 holders of its common stock as of September 27, 1996.


                                 CAPITALIZATION

         The following table sets forth the historical capitalization of the Company as of December 31, 1995 and June 30, 1996, as derived from the Consolidated Financial Statements of the Company. The information shown below should be read in conjunction with "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" and the Consolidated Financial Statements and Notes and other financial information included elsewhere herein.

                                                                      December 31, 1995     June 30, 1996
                                                                      -----------------     -------------
Current Maturities
  of Long-Term Debt . . . . . . . . . . . . . . . . . . .                 $  278,837         $  924,830
                                                                          ==========         ==========
Long-Term Debt, less Current Maturities . . . . . . . . .                 $3,449,275         $2,759,659
                                                                          ==========         ==========
Stockholders' Equity
  Common Stock, 24,000,000 shares authorized:
     Class A, par value $.001, 2,496,905 and 2,868,905
     shares issued and outstanding  . . . . . . . . . . .                      2,497              2,869
     Class B, no par, 1,210,000
     shares issued and outstanding  . . . . . . . . . . .                        --                 --
  Paid-In Capital . . . . . . . . . . . . . . . . . . . .                  2,678,214          3,857,275
  Accumulated Deficit . . . . . . . . . . . . . . . . . .                   (339,885)          (454,221)
                                                                          ----------         ----------
    Total Stockholders' Equity  . . . . . . . . . . . . .                 $2,340,826         $3,405,927
                                                                          ==========         ==========



                            SELECTED FINANCIAL DATA

         The following selected financial data for the years ended December 31, 1994 and 1995, are derived from the audited Consolidated Financial Statements of the Company and the six months ended June 30, 1996 and 1995 are derived from the unaudited Consolidated Financial Statements of the Company. The data should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included herein.

                                                  Year Ended December 31,           Six Months Ended June 30,
                                            -----------------------------------     -------------------------
                                               1993        1994         1995           1995           1996
                                            ----------  ----------   ----------     ----------    -----------
STATEMENT OF OPERATIONS DATA:

Revenues From Continuing
  Operations  . . . . . . . . . . . .       $2,254,490  $2,536,136   $3,056,032     $1,410,224    $1,629,137
Income (Loss) From
  Continuing Operations . . . . . . .           60,905      66,893      (31,942)        51,498      (114,336)
Income (Loss) From Continuing
  Operations Per Common Share . . . .             0.04        0.03        (0.01)          0.02         (0.04)
Income (Loss) From
  Discontinued Operations . . . . . .               -      (59,539)     (52,898)       (57,598)           -
Income (Loss) From Discontinued
  Operations Per Common Share . . . .               -        (0.03)       (0.02)         (0.02)           -


                                                  Year Ended December 31,           Six Months Ended June 30,
                                            -----------------------------------     -------------------------
                                               1993        1994         1995           1995           1996
                                            ----------  ----------   ----------     ----------    -----------
BALANCE SHEET DATA:

Total Assets  . . . . . . . . . . . .       $3,222,581   $4,725,616  $6,450,199     $6,093,337    $7,698,428
Long-Term Debt,
  less Current Maturities . . . . . .        1,085,907    1,512,797   3,449,275      3,071,878     2,759,659
Stockholder's Equity  . . . . . . . .        1,086,604    2,425,666   2,340,826      2,419,220     3,405,927


           MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES -

         The Company's cash was increased by $888,000 for the six months ended June 30, 1996. This was primarily due to Class C stock purchase warrants being exercised for a net amount of $1,179,000. Approximately $139,000 was used for capital expenditures. Working capital was positive as of June 30, 1996, primarily due to the exercise of warrants. Repayment of long term borrowing was approximately $147,000 with an additional $99,000 long term borrowings incurred.

         The corrections segment of the Company is continuing to expand. In August, the Company purchased the operations of a medium security level prison in El Paso, Texas, primarily using the proceeds from the warrant exercise. Revenues from the El Paso prison will begin immediately and be approximately $110,000 per month before any expansion. Cash flows from the existing correctional centers will continue to be recognized as the facilities reach full capacity. In the second quarter 1996, the Avalon Correctional Center remains at a break-even level before interest and depreciation. Substance and abuse programs were added in Nebraska.

         The Company has plans for the development and management of multiple assisted living centers in Oklahoma and other states in the Midwest subject to future funding. The assisted living center in Oklahoma City, Emerald Square, is under construction and is projected to begin operations in October, 1996. The Company is operating an assisted living center in Fort Collins, Colorado, Diamond Crest, which will open in late August, 1996.

         The Company believes it has sufficient cash reserves and ample cash flows from operations to meet its current cash requirements. Additional sources of funding may be required for future expansion. The Company will explore other sources of funding such as additional bank borrowing or the sale of equity securities. Additional funds may also be available through the exercise of the Company's outstanding stock purchase warrants. Management is unaware of any other evident trends that are likely to result in material increases or decreases in the liquidity of the Company.

RESULTS OF OPERATIONS -

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1995 -

         Total revenues increased by $219,000 or 16% primarily as a result of an increase in correctional revenues from Avalon Correctional Center of $347,000 offset by a decrease in residential care revenue of approximately $170,000. Net loss for the six months ended June 30, 1996 was $114,000 or $.04 per share as compared to a net loss for the six months ended June 30, 1996 of $6,000 or $.00 per share. The loss in 1996 was primarily due to a litigation loss of $70,000.

         Revenue from correctional operations increased by $317,000 or 36% from 1995 to 1996 and operating expenses increased by 92%, primarily due to the addition of the Avalon Correctional Center. The profit margin for Carver Center is 51% while the profit margin for Avalon Correctional Center is 19% primarily due to the Avalon Correctional Center. The average number of inmates or census for the first six months ended 1996 increased 31% over 1995.

         Operating revenues for contract services, which are mostly residential care, decreased by $170,000 or 55%, primarily due to a 16% decrease in occupancy and a loss of state contract revenues. There was also a decrease of operating expenses of $115,000 or 38%.

         General and administrative expenses increased by $13,000 or 4%. Depreciation expense increased by $70,000 in 1996 as a result of the construction of the Carver Center addition and the Avalon Correctional Center in 1995. Interest expense increased approximately $93,000 primarily due to interest related to the construction of the new correctional facilities.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994 -

         The Company had a net loss in 1995 of $84,800 or $.03 per share, as compared to net income in 1994 of $7,400 or $.00 per share. The majority of the loss incurred in 1995, $52,900 or $.02 per share, was due to discontinued park property management operations. The loss from discontinued operations in 1994 was $59,600 or $.03 per share. The new correctional facility, Avalon Correctional Center, had a start up loss in 1995 of $101,000, and the residential care facilities had a net operating loss in 1995 of $52,300 as compared to a net operating gain in 1994 of $140,600.

         Total revenues for 1995 increased by 21% from $2,536,000 to $3,056,000, primarily due to an increase in revenue from corrections, offset by a decrease in revenue from residential care. Operating expenses increased by 26%, due to the increase in correctional operations and an increase in residential care expenses.

         CORRECTIONS.   Operating income for 1995 was $865,700 as compared to
$596,800 in 1994, an increase of approximately 45%. Revenues increased from $1,364,000 in 1994 to $2,106,000 in 1995 directly as a result of the expansion of the Carver Center and the opening of Avalon Correctional Center. The average inmate census increased from 143 in 1994 to 198 in 1995. The average revenue per inmate day rate increased from approximately $26 in 1994 to approximately $29 in 1995. Operating expenses increased by 62% also as a result of the expansion of the facilities. Avalon Correctional Center incurred an operating start up loss of approximately $101,000 in 1995.

         RESIDENTIAL CARE. Operating loss for 1995 was $52,300 as compared to an operating gain of $140,600 in 1994. Revenues decreased by 11% in 1995 from $1,007,600 in 1994 to $896,900 in 1995 primarily as a result of a 9% decrease in census and a loss of state contracts of approximately $60,000. State contract revenues accounted for approximately 3% of total revenues in 1995. Operating expenses increased by 9% primarily due to an increase in staffing. Effective January 1, 1996, the operations were contracted to a tax exempt organization.

         PARK MANAGEMENT. The Company ceased operations and canceled its park management contract in June, 1995. The loss on the disposal of operations,
net of income tax benefit  of $27,400, was $34,100.   Loss from operations in
1994 was $59,500 as compared to a loss from operations in 1995 of $18,800. Management believes that it is in the Company's best interest to devote available resources to opportunities in other areas of the Company's business.

         CORPORATE. General and administrative expenses increased in 1995 by 14% from $529,100 to $603,300. The increase was a result of additional staffing, increased legal expenses, and an increase in advertising, marketing, and promotional costs. The increase in 1995 of $110,700 in interest expense was primarily due to interest on the funds borrowed for the expansion of the Carver Center ($39,000) and the construction of Avalon Correctional Center ($69,000). Depreciation and amortization expense increased by $91,900 primarily as a result of the expansion of Carver Center and the opening of Avalon Correctional Center.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER 31, 1993 -

         CORRECTIONS. Revenues increased 7% in 1994 from $1,276,000 to $1,364,000 as a result of both increases in contract rates and total inmate days. The rate increases were effective July 1, 1993 and 1994. Operating expenses increased 5% in 1994 from $665,000 to $696,000 due to additional personnel, food and other variable costs associated with the increase in total inmate days. Depreciation increased $10,000 resulting from facility improvements and additional transportation equipment.

         RESIDENTIAL CARE. Revenues increased 13% in 1994 from $894,000 to $1,008,000 primarily as a result of rate escalations in monthly fees effective January 1, 1994 and reimbursements of additional expenses incurred for the benefit of the certain residents. Operating expenses increased 11% in 1994 from $733,000 to $810,000 principally as a result of additional personnel costs, increased facility rent and additional repairs and maintenance. The increase of $7,000 in depreciation expense in 1994 was primarily attributable to the upgrading of furnishings for both facilities during 1994.

         PARK MANAGEMENT. The Company's park management operations commenced in April, 1994 generating revenues of $83,000 and incurring related costs and expenses, including depreciation, of $171,000.

         CORPORATE. General and administrative expenses increased 19% in 1994 from $443,000 to $529,000. The primary factors accounting for this increase were: a) increases in salaries for officers and administrative personnel; b) additional staffing of administrative personnel and; c) legal and professional fees incurred in 1994 in connection with December 31, 1993 acquisitions. These factors were partially offset by an increase of $30,000 in administrative fees charged to affiliates. Depreciation expense increased $16,000 due to improvements made to the Company's administrative offices and additional transportation equipment. The increase of $19,000 in interest expense was due to: (a) indebtedness of $280,000 incurred in the second quarter of 1993 and;
(b) short-term indebtedness of $310,000 incurred in late 1993.


                              SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock and Warrants as of September 27, 1996 by the stockholders of the Company who are offering securities pursuant to this Prospectus (the "Selling Stockholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. The listing by each of the Selling Stockholders does not include shares of Common Stock issuable upon exercise of the Warrants.

                                                    Before the Offering                 After the Offering
                                                  -----------------------  Securities  ---------------------
                                       Title         Number       Percent    to Be        Number     Percent
Name of                                  of       Beneficially       of     Sold In    Beneficially     Of
Beneficial Owner                       Class         Owned         Class    Offering      Owned       Class
----------------                       -----      ------------    -------  ----------  ------------  -------
Commercial Ventures, Inc. . . . .     C Warrant        70,000       7.9      70,000         0            -
Heather Sara Allenstein Trust
  Joel Marcus, Trustee  . . . . .     C Warrant        35,000       3.9      35,000         0            -
Rachel Ruth Allenstein Trust
  Joel Marcus, Trustee  . . . . .     C Warrant        35,000       3.9      35,000         0            -
Myrna Trickey.  . . . . . . . . .     C Warrant        25,000       2.8      25,000         0            -
RECOR, Inc. . . . . . . . . . . .     D Warrant        90,000      32.7      90,000         0            -
Edwin Bruce Lowman II.  . . . . .     D Warrant       123,750      45.0     123,750         0            -
R.P. Pearce, Jr.. . . . . . . . .     D Warrant        27,500      10.0      27,500         0            -
Bruce Williams. . . . . . . . . .     D Warrant        33,750      12.3      33,750         0            -
RECOR, Inc. . . . . . . . . . . .     Common Stock     22,500        *       22,500         0            -
Edwin Bruce Lowman II.  . . . . .     Common Stock     33,750        *       33,750         0            -
R.P. Pearce, Jr.  . . . . . . . .     Common Stock      7,500        *        7,500         0            -
Bruce Williams. . . . . . . . . .     Common Stock     11,250        *       11,250         0            -

------------------
*Less than 1% of outstanding shares


                           DESCRIPTION OF SECURITIES

         The Company is authorized to issue 24,000,000 shares of common stock (both Common Stock, par value $0.001 and Class B Common Stock, no par value) and 1,000,000 shares of preferred stock, par value $0.001, giving the Board of Directors the authority to set the rights and preferences of the preferred stock. On September 27, 1996 there were 2,952,135 shares of Common Stock and 1,210,000 shares of Class B Common Stock issued and outstanding.

COMMON STOCK

         The shares of Common Stock are equal in all respects unless otherwise designated. Each issued and outstanding share of Common Stock entitles to holder thereof to one vote on all matters submitted to a vote of the stockholders. The Company's Certificate of Incorporation does not permit cumulative voting of shares in the election of directors or permit preemptive rights to stockholders to acquire additional shares, obligations, warrants or other securities of the Company. The Certificate of Incorporation makes no provision with respect to subscription or conversion rights, redemption privileges or sinking funds with respect to shares of the Company's Common Stock. Subject to the rights of holders of preferred stock (if any), dividends on Common Stock may be paid if, as and when declared by the Board of Directors out of funds legally available therefor. The Company has never paid cash dividends on shares of Common Stock and does not expect to pay such dividends in the foreseeable future. The Company intends to retain all funds available to it after payment of its commitments and obligations for the operation and expansion of its business.

CLASS B COMMON STOCK

         The Company created a Class B common stock and issued 1,210,000 shares to Donald E. Smith in connection with the acquisition of two affiliated entities. The shares were issued to Mr. Smith in exchange for his personal guarantee of substantially all of the outstanding debt of the acquired entities. The Company has also agreed to issue one share of Class B common stock to Mr. Smith for each dollar of certain Company debt guaranteed by him. Under the terms of the agreement, 2,220,000 additional shares of Class B Common Stock can be issued within 60 days. The Class B common stock is entitled to vote in all actions requiring a vote of the stockholders, but has no liquidation rights, claim on earnings or the payment of dividends and is non-transferable.

WARRANTS - GENERAL

         ADJUSTMENTS AND ANTI-DILUTION PROVISIONS. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the Common Stock, or sale by the Company of shares of its capital stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation or sale of all or substantially all of the assets of the Company in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Warrant. No adjustment to the exercise price of the shares subject to the Warrants will be made for dividends (other than dividends in the form of stock), if any, paid on the Common Stock or for: (i) the issuance of restricted securities in connection with acquisitions by the Company; (ii) the grant of stock options to persons covered by incentive stock option plans provided that no more than 250,000 shares of Common Stock be issued pursuant to such plans from the date of this Prospectus until the expiration or redemption of the Warrants; (iii) warrants to accommodate lines of credit or creditors, provided that no registration or registration rights shall be afforded such warrants or the underlying Common Stock at any time within one year after effectiveness of the registration of the securities issued pursuant to this Offering; and (iv) Class B Common Stock voting shares and up to 750,000 warrants, exercisable for one share of common stock each, at an exercise price of $1.50 to be issued to Donald E. Smith or his designee solely upon Mr. Smith's guarantee of corporate obligations.

         The Company may authorize one warrant for each one dollar of corporate obligations guaranteed by Smith up to the maximum amount. For this exception to the anti-dilution provisions to apply, the corporate debt must first be approved by the Board of Directors, be bona fide, and the guarantee must be reasonably required by the creditor. These anti-dilution provisions shall remain in full force and effect until redemption of all Warrants then outstanding or expiration of the Warrants. These anti-dilution provisions may be terminated by the Company provided: (i) that the bid price of the Company's common stock shall have been $4.00 or more for sixty (60) consecutive trading days; (ii) the Company presents to Westminster Securities Corporation ("Westminster") as the placement agent for the Warrants a bona fide offer, agreement, term sheet, or Underwriting Agreement by a duly licensed broker-dealer proposing to place, on a firm or best efforts basis, securities of the Company; and (iii) effecting the agreement would trigger application of the anti-dilution provisions. If these conditions are met, the Company shall notify Westminster and afford Westminster ten (10) business days in which to match the terms offered to the Company. At the expiration of the ten (10) day period, the Company may terminate the anti-dilution provisions by appropriate corporate action, if Westminster has not matched the offering. The Placement Agent, on behalf of the purchasers in this Offering, shall be empowered to release or waive these adjustment and anti-dilution provisions in whole or in part.

         TRANSFER, EXCHANGE AND EXERCISE. The Warrants are in registered form and may be presented to the Transfer and Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue. If the Company is unable to qualify the Common Stock underlying the Warrants for sale in particular states, holders of the Warrants residing in such states and desiring to exercise the Warrants will have no choice but to sell such Warrants or allow them to expire. See "DESCRIPTION OF SECURITIES -- Transfer and Warrant Agent." Furthermore, if a Warrant is exercised prior to the underlying Common Stock being registered, the Common Stock will be a restricted security and subject to a holding period. See "RISK FACTORS -- Shares Eligible for Future Sale."

         RIGHTS OF WARRANTHOLDERS. Holders of the Warrants have no voting rights and are not entitled to dividends. In the event of liquidation, dissolution, or winding up of the affairs of the Company, holders of the Warrants will not be entitled to participate in any liquidation distribution.

CLASS A AND CLASS B WARRANTS

         Stock purchase warrants were issued in April, 1991 in connection with an initial public offering of Avalon Common Stock. The warrants were issued as part of units of the Company's securities which contained one share of Common Stock, 16 Class A warrants and 16 Class B warrants per Unit offered. This initial public offering was underwritten by Westminster Securities Corporation. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreements between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). Copies of the Warrant Agreements may be obtained from the Company upon the written request of a Warrant holder.

         The Class A Warrants expired on March 26, 1996 without being exercised. Each Class B warrant may be exercised by its registered holder to purchase one share of Common Stock at an exercise price of $6.00 until March 26, 1999. The Class B warrants may be redeemed by the Company prior to exercise upon 30 days written notice to the registered holders for $0.01 per warrant. The holders of the Class B warrants have no voting rights and are not entitled to dividends. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of these warrants will not be entitled to participate in any liquidation distribution.

         The Company issued 145,595 shares of Common Stock during 1993 in connection with the exercise of certain underwriter warrants, 99,095 Class A warrants and 44,900 Class B warrants, resulting in gross proceeds to the Company of approximately $825,000. As of the date of this Prospectus, there are 275,100 Class B warrants still outstanding.

CLASS C WARRANTS

         The Company has issued Class C Warrants to purchase 1,000,000 shares of Common Stock in connection with a private placement and Class C Warrants to purchase 165,000 shares of Common Stock in settlement of a pending lawsuit and as a part of an asset purchase agreement. In 1996, 377,000 Class C Warrants were exercised resulting in gross proceeds to the Company of approximately $1,319,000. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

         EXERCISE PRICE AND TERMS. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $3.50 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to above under " Warrants-General." The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants on December 30, 1999. See "RISK FACTORS -- Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."

         REDEMPTION OF WARRANTS. The Class C Warrants are subject to redemption at $.01 per Warrant in the event that (i) the bid price of the Company's Common Stock shall have been $5.00 or more for 30 consecutive trading days prior to the date of the notice of redemption; (ii) 30 days advance written notice of redemption shall be given to all Warrant holders of record; and (iii) a Registration Statement of the Company covering the Warrants and the shares of Common Stock issuable upon the exercise of the Warrants must be current at all times during the 30 day notice period, and must have been current for 30 days prior to the notice. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "RISK FACTORS -- Redemption of Warrants."

CLASS D WARRANTS

         The Company has issued Class D Warrants to purchase 275,000 shares of Common Stock in a recent asset acquisition. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

         EXERCISE PRICE AND TERMS. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $5.12 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to above under " Warrants-General." The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants on August 2, 2001. See "RISK FACTORS -- Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."

         REDEMPTION OF WARRANTS. The Class D Warrants are subject to redemption at $.01 per Warrant in the event that (i) the bid price of the Company's Common Stock shall have been $6.00 or more for 30 consecutive trading days prior to the date of the notice of redemption; (ii) 30 days advance written notice of redemption shall be given to all Warrant holders of record; and (iii) a Registration Statement of the Company covering the Warrants and the shares of Common Stock issuable upon the exercise of the Warrants must be current at all times during the 30 day notice period, and must have been current for 30 days prior to the notice. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "RISK FACTORS -- Redemption of Warrants."

PREFERRED STOCK

         The Articles of Incorporation were amended by the stockholders at the annual meeting in June, 1994 to authorize preferred stock. The Board of Directors is authorized to issue shares of preferred stock in series by adoption of a resolution or resolutions for the issue of such series of preferred stock. Each series will have such distinctive designation or title as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Upon issuance, each series will have those voting powers, if any, and those preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of those preferences and/or rights, as stated in such resolution or resolutions providing for the issue of such series of preferred stock.

TRANSFER AND WARRANT AGENT

         The Company has appointed American Securities Transfer, Inc., 1825 Lawrence Street, Suite 444, Denver, Colorado 80202-1817, as its registrar and transfer agent, and the warrant agent for the warrants issued by the Company.


                              PLAN OF DISTRIBUTION

         The 75,000 shares of Common Stock and 440,000 Warrants being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company under an asset purchase contract and in settlement of pending litigation against to Company. The Company agreed to register the securities for resale by the Selling Stockholders. See "DESCRIPTION OF SECURITIES -- Registration Rights." The Company will not receive any of the proceeds from the sale of such securities by the Selling Stockholders. If any Warrants are exercised, the Company will receive proceeds from the exercise of such Warrants.

         The Selling Stockholders have advised the Company that they propose to offer for sale and to sell Warrants and the Common Stock underlying the Warrants when issued from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, negotiated transactions, or otherwise. Accordingly, sales prices and proceeds to the Selling Stockholders for any shares of Common Stock or Warrants sold will depend upon market price fluctuations and the manner of sale.

         If the shares or Warrants are sold through brokers, the Selling Stockholders will pay brokerage commissions and other charges, including any transfer taxes (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders will also pay the fees associated with their Common Stock and Warrants registered hereby and expenses of any counsel retained by them in connection with this offering. Except for the payment of such legal fees and expenses, brokerage commissions and charges, the Company will bear all expenses in connection with registering the shares offered hereby. Such expenses are estimated to total approximately $10,000.

         The offering by the Company of the 440,000 shares of Common Stock underlying the Warrants is made exclusively to the holders of the Warrants.


                                 LEGAL MATTERS

         The legality of the securities offered hereby will be passed upon for the Company by Robertson & Williams, Inc., a professional corporation.


                                    EXPERTS

         The consolidated balance sheets of Avalon Community Services, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, incorporated by reference in this Prospectus and the Registration Statement, have been included or incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

================================================================================

         No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                           ------------------------



                               TABLE OF CONTENTS

                                                                 Page
                                                                 ----
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . .    3
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . .    5
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . .    9
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . .    9
DIVIDEND POLICY . . . . . . . . . . . . . . . . . . . . . . . .    9
PRICE RANGE OF COMMON STOCK . . . . . . . . . . . . . . . . . .   10
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . .   10
SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . .   11
MANAGEMENT DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION  . . . . . . . . . . . . . . . . . . .   11
SELLING STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . .   12
DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . .   13
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . .   16
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . .   17
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17




================================================================================


================================================================================





                         515,000 SHARES OF COMMON STOCK



                               440,000 REDEEMABLE
                         COMMON STOCK PURCHASE WARRANTS




                              P R O S P E C T U S



                              SEPTEMBER ___, 1996





                              13401 RAILWAY DRIVE
                         OKLAHOMA CITY, OKLAHOMA 73114
                                 (405) 752-8802



================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.(1)

         SEC Filing Fees(2) . . . . . . . . . . . . . .        $     818.59
         Registrar and Transfer Agent Fee . . . . . . .              800.00
         Printing and Engraving . . . . . . . . . . . .              600.00
         Legal Fees(2)  . . . . . . . . . . . . . . . .            5,500.00
         Accounting Fees  . . . . . . . . . . . . . . .            1,500.00
         Miscellaneous Fees . . . . . . . . . . . . . .              781.41
                                                               ------------

             Total  . . . . . . . . . . . . . . . . . .        $  10,000.00
                                                               ============

-------------
(1)      All amounts are estimated except SEC filing fee.
(2) The Selling Shareholders will pay the fees associates with their common stock and expenses of counsel retained by them in connection with this offering.

15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Chapter 78 of the Nevada Revised Statutes (Private Companies) provides that a director, officer, employee or agent of the Corporation may be indemnified against suit or other proceeding whether it were civil, criminal, administrative or investigative if he becomes a party to said lawsuit or proceeding by reason of the fact that he is a director, officer, employee or agent of the corporation. The compensation for indemnification includes judgments, fines and amounts paid in settlement actual and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation.

         However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been judged liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which the action or suit is brought shall determine that despite his liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for expenses such court shall deem proper.

         The By-Laws of the corporation outline the conditions under which any director or officer of the registrant may be indemnified. Article V provides that to the extent and in the manner permitted by the laws of the State of Nevada, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement.

16.      EXHIBITS.

NUMBER                        DESCRIPTION OF EXHIBIT
------                        ----------------------
  3. (i)     Articles of Incorporation (1)

     (ii)    ByLaws (1)

     (iii)   Articles of Amendment to Registrant's Articles of Incorporation (2)

     (iv)    Unanimous Consent of Board of Directors Authorizing Extension of

             Expiration Dates of Class "A" and Class "B" Redeemable Warrants (3)

     (v) Certificate of Corporate Resolutions, dated December 15, 1993, regarding authorization of Class B Common Stock and Amendments to Articles (5)

  4. (i)     Form Stock Certificate (1)

     (ii)    Form of Class "A" Redeemable Warrant (1)

     (iii)   Form of Class "A" Warrant Agreement (1)

     (iv)    Form of Class "B" Redeemable Warrant (1)

     (v)     Form of Class "B" Warrant Agreement (1)

     (vi)    Form of Class "C" Redeemable Warrant (6)

     (vii)   Form of Class "C" Warrant Agreement (6)

     (viii)  Form of Class "D" Warrant Agreement*

  5.         Opinion of Robertson & Williams, Inc. Re: Legality*

  10.(i)     Contract between Southern Corrections Systems, Inc. and the
             Department of Corrections of the State of Oklahoma for halfway house services for the year ended June 30, 1996 for Oklahoma City facility (7)

     (ii)    Contract between Southern Corrections Systems, Inc. and the
             Department of Corrections of the State of Oklahoma for public works inmates for the year ended June 30, 1996 (7)

     (iii)   Contract between Southern Corrections Systems, Inc. and the
             Department of Corrections of the State of Oklahoma for halfway house services for the year ended June 30, 1996 for Tulsa facility (7)

     (iv)    Contract between Southern Corrections Systems/Kansas City
             Community Center and the Nebraska Department of Correctional
             Services for substance abuse treatment services from March 1, 1996 through June 30, 1997 (7)

     (v)     Employment Agreement with Donald E. Smith (2)

     (vi)    Agreement and Plan of Reorganization dated June 10, 1992, between
             Avalon Enterprises, Inc. and Southern Corrections Systems, Inc. (2)

     (vii)   Stock Option Plan adopted by Board of Directors of Registrant on
             August 16, 1994. (6)

     (viii)  Debt Guaranty Agreement dated May 16, 1994, between Registrant and
             Donald E. Smith (6)

     (ix) Placement Agent Agreement dated May 15, 1994, between Registrant and Westminster Securities Corporation (6)

     (x)     Acquisition Agreement dated August 2, 1996 between Registrant,
             Kensington Capital, Plc and RECOR, Inc.*

  21.        Subsidiaries of Registrant(5)

  23.(i)     Consent of Coopers & Lybrand L.L.P.*

     (ii)    Consent of Robertson & Williams, Inc.*

  24.        Power of Attorney* (included on page II-4)


*        Filed with this Registration
(1) Incorporated herein by reference to the Registrant's Registration Statement on Form S-18 dated March 26, 1991.
(2) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-18 dated August 3, 1992.
(3) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form S-18 dated October 26, 1992.
(4) Incorporated herein by reference to the Registrant's Form 8-K dated January 13, 1994.
(5) Incorporated herein by reference to Registrant's Form 10-KSB for fiscal year ended December 31, 1993 and dated March 24, 1994.
(6) Incorporated herein by reference to the Registrant's Registration Statement on Form SB-2 dated September 13, 1995 and amended.
(7) Incorporated by reference to Registrant's Post-Effective Amendment #2 to Registration Statement on Form SB-2 dated April 16, 1996.

17.      UNDERTAKINGS.

         1.      The undersigned registrant hereby undertakes:

                 (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                          (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                          (2) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                          (3) To include any additional or changed material information on the plan of distribution.

         2. For the purpose of determining any liability under the Securities Act of 1933, to treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oklahoma City, State of Oklahoma, on September 26, 1996.


(Registrant)                            AVALON COMMUNITY SERVICES, INC.


                                        By:     /s/ Donald E. Smith
                                            ------------------------------------
                                                  Donald E. Smith
(Signature and Title )                      Chief Executive Officer and Director


                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Donald E. Smith, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in- fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below:

            SIGNATURE                                          CAPACITY                     DATE
            ---------                                          --------                     ----
     /s/ Donald E. Smith                                    Chief Executive Officer       September 26, 1996
------------------------------------------------            and Director
         Donald E. Smith



     /s/ Jerry M. Sunderland                                President and Director        September 26, 1996
------------------------------------------------
         Jerry M. Sunderland



     /s/ Kathryn A. Avery                                   Chief Financial Officer       September 26, 1996
------------------------------------------------            and Vice President
         Kathryn A. Avery



     /s/ Robert O. McDonald                                 Director                      September 26, 1996
----------------------------------------------
         Robert O. McDonald

                                EXHIBIT INDEX

NUMBER                        DESCRIPTION OF EXHIBIT
------                        ----------------------
  3. (i)     Articles of Incorporation (1)

     (ii)    ByLaws (1)

     (iii)   Articles of Amendment to Registrant's Articles of Incorporation (2)

     (iv)    Unanimous Consent of Board of Directors Authorizing Extension of
             Expiration Dates of Class "A" and Class "B" Redeemable Warrants (3)

     (v) Certificate of Corporate Resolutions, dated December 15, 1993, regarding authorization of Class B Common Stock and Amendments to Articles (5)

  4. (i)     Form Stock Certificate (1)

     (ii)    Form of Class "A" Redeemable Warrant (1)

     (iii)   Form of Class "A" Warrant Agreement (1)

     (iv)    Form of Class "B" Redeemable Warrant (1)

     (v)     Form of Class "B" Warrant Agreement (1)

     (vi)    Form of Class "C" Redeemable Warrant (6)

     (vii)   Form of Class "C" Warrant Agreement (6)

     (viii)  Form of Class "D" Warrant Agreement*

  5.         Opinion of Robertson & Williams, Inc. Re: Legality*

  10.(i)     Contract between Southern Corrections Systems, Inc. and the
             Department of Corrections of the State of Oklahoma for halfway house services for the year ended June 30, 1996 for Oklahoma City facility (7)

     (ii)    Contract between Southern Corrections Systems, Inc. and the
             Department of Corrections of the State of Oklahoma for public works inmates for the year ended June 30, 1996 (7)

     (iii)   Contract between Southern Corrections Systems, Inc. and the
             Department of Corrections of the State of Oklahoma for halfway house services for the year ended June 30, 1996 for Tulsa facility (7)

     (iv)    Contract between Southern Corrections Systems/Kansas City
             Community Center and the Nebraska Department of Correctional
             Services for substance abuse treatment services from March 1, 1996 through June 30, 1997 (7)

     (v)     Employment Agreement with Donald E. Smith (2)

     (vi)    Agreement and Plan of Reorganization dated June 10, 1992, between
             Avalon Enterprises, Inc. and Southern Corrections Systems, Inc. (2)

     (vii)   Stock Option Plan adopted by Board of Directors of Registrant on
             August 16, 1994. (6)

     (viii)  Debt Guaranty Agreement dated May 16, 1994, between Registrant and
             Donald E. Smith (6)

     (ix) Placement Agent Agreement dated May 15, 1994, between Registrant and Westminster Securities Corporation (6)

     (x)     Acquisition Agreement dated August 2, 1996 between Registrant,
             Kensington Capital, Plc and RECOR, Inc.*

  21.        Subsidiaries of Registrant(5)

  23.(i)     Consent of Coopers & Lybrand L.L.P.*

     (ii)    Consent of Robertson & Williams, Inc.*

  24.        Power of Attorney* (included on page II-4)


*        Filed with this Registration
(1) Incorporated herein by reference to the Registrant's Registration Statement on Form S-18 dated March 26, 1991.
(2) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-18 dated August 3, 1992.
(3) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form S-18 dated October 26, 1992.
(4) Incorporated herein by reference to the Registrant's Form 8-K dated January 13, 1994.
(5) Incorporated herein by reference to Registrant's Form 10-KSB for fiscal year ended December 31, 1993 and dated March 24, 1994.
(6) Incorporated herein by reference to the Registrant's Registration Statement on Form SB-2 dated September 13, 1995 and amended.
(7) Incorporated by reference to Registrant's Post-Effective Amendment #2 to Registration Statement on Form SB-2 dated April 16, 1996.